SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A-1

[ x ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

COMMISSION FILE NO: 0-32255

Balaton Power, Inc.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
 (Jurisdiction of incorporation or organization)

1311 Howe Street
2nd Floor
Vancouver, British Columbia
Canada V6Z 2P3
 (Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: (604) 691-1783

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class: None

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 21,004,194

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ ] YES [ ] NO

Indicate by check mark which financial statement item the registrant has elected to follow:
[ x ] ITEM 17 [ ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ] YES [ ] NO

INDEX BEGINS ON PAGE 53.

INTRODUCTION

As used herein, except as the context otherwise requires, the term "Company" refers to Balaton Power Inc., a corporation organized under the laws of Province of British Columbia.

The Company publishes its financial statements expressed in United States dollars. In this document, references to "US dollars" "US" are to the currency of the United States of America.

The Company's fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

In the future, the Company will produce annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. The financial statements contained in this registration statement have been audited in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

The Company has no revenue and losses of $315,755.00 for the most recent year.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Rodney E. Smith 2727 South Merrimac Place Boise, Idaho 83709	President, Chief Executive Officer and Director
A. Roy MacRae 948 Anderson Cresent West Vancouver, British Columbia Canada	Secretary/Treasurer, Chief Financial Officer and Director
Thomas R. Saunders 6875 Rockford Place Delta, British Columbia Canada	Director
Martina Fischer Kaessner Vista Pointe No. 201 222 West 4th Street North Vancouver, British Columbia Canada	Director

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by Ron Shumka, Chartered Accountants for the Company and are included elsewhere herein for the years ended December 31, 2000, 1999, 1998, 1997, and by Robert Jamison, Chartered Accountants for the years ended December 31, 1996 and 1995.

The financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States "US GAAP".

The following table summarized certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during the years ended December 31, 2000, 1999, 1998, 1997, 1996 or 1995. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since the Company was inoperative. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulated Deficit Data:

FINANCIAL INFORMATION PER US GAAP
December 31 (Audited)

	1995	1996	1997	1998	1999	2000
Total revenue Interest expense Net income (loss)	Nil $ 1,581 $(174,057)	Nil $ 915 $ (144,285)	Nil $ 4,753 $ (26,874)	Nil $ 9,934 $ (36,317)	Nil $ 31,362 $ (67,271)	Nil $ 805 $ (275,870)
Total assets Net working capital (deficit) Shareholders' equity Per share loss Number of Shares	$ 23,647 $ (56,643) $ (46,115) $ 0.316 550,105	$ 316 $ (103,868) $ (103,651) $ 0.145 991,866	$ 162 $ (130,687) $ (130,525) $ 0.026 1,023,950	$ 521 $ (166,309) $ (166,842) $ 0.035 1,023,950	$ 810 $ (16,309) $ (16,255) $ 0.027 946,450	$ 563,509 $ 194,593 $ 465,688 $ 0.014 20,383,762

On May 2, 2001, the exchange rate for Canadian/U.S. dollars was CDN$1.57:US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASON FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

1. Company with No History of Earnings. The Company has no operating history,  no revenues  and is subject to all of the risks inherent in a  start-up  business enterprise including lack of cash flow and service acceptance.

2. Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to construct hydro-electric facilities.

3. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

4. Patents. The Company has obtained a license to manufacture and sell Pisces. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

5. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of energy delivery.

6. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day to day affairs of the Company.

7. Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares. 21,004,194 common shares are currently issued and outstanding and 678,995,806 or 97% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

8. Indemnification of Officers and Directors for Securities Liabilities. The laws of the Province of British Columbia provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Company Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

9. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

10. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

Balaton Power Inc. (the "Company"), was incorporated under the laws of the Province of British Columbia on June 25, 1986. The Company is in the start-up stage and has initiated limited operations. The Company' primary business purpose is the construction, installation and sale of "low impact" run-of-the-river hydro electric production systems (the "System") which incorporate a patent pending fish protective water inlet device (the "Pisces"); the manufacture and sale of the Pisces; the sale of the Balaton Remote Integrated Monitoring and Control System (the "BRIMAC"); and, the sale of electricity resulting from the operation of the System at Company owned sites. The System is designed to produce "green"/renewable electricity. A green system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered "low impact" on the environment.

As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces or BRIMACs and does not generate or distribute any electricity to anyone. The information contained in this memorandum reflects the Company's plan of operation should it be successful in raising the maximum amount of proceeds. There is no assurance that the Company's will raise any money in this private placement. Further, there is no assurance that the Company will ever construct, install or sell any Systems, Pisces or BRIMACs to anyone or that the Company will ever generate and sell electricity to anyone.

B. BUSINESS OVERVIEW

The major components that make up the Balaton hydroelectric production system incorporate industry standard, off-the-shelf generator components, electricity conversion and transmission components and related ancillary hardware. All of which are readily available from a variety of industry recognized leaders in the manufacture and supply of these components as well as for the turbines, which will be built to an exacting size in order to specifically address the output capability of a site on a site-by-site basis, or in other words, all components will be "site specific." Once the site has been permitted for development, the Company will then undertake a variety of studies that include an aquatic species survey, a botanical species survey, an endangered species survey, a topographical and project features survey, a cultural resources study, a geological study, a soils classification study and a water quality study. The approximate outside cost of undertaking all of these required surveys and studies is $255,000.00, and will be paid for by budgeted funds of the company. The financing for site development and system installation will be done separately through traditional industry standard financial structures. The funds required to finance and complete the Ravenscroft site acquisition and facilitate further testing of the Pisces will be generated from the private placement of 2.5 million shares of the Company's stock at a price of $2.00 per share. There is no guarantee that the private placement of the Company's share will be realized or that the Company will be able to raise additional funds through loans from officers, directors, shareholders or through debt financing.

The Pisces.

The Pisces, a fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. The Pisces will be manufactured utilizing a combination of materials ranging from poly-composite plastics to hybrid metal alloys. The Pisces will also be built on a site specific basis and manufacturing of the Pisces units will also be tendered out as outlined for the system components as mentioned above. The Company will be incorporating the Pisces unit as a method of water extraction on Company developed sites that do not require certification of such a device for use on bodies of water that are regulated under the Clean Water Act and designated as a body of water that is a habitat for an endangered species as listed by the Endangered Species Act ("ESA"). The Company will also be developing sites where the Pisces method of water extraction will not be utilized because of existing water diversion structures such as a dam , weir or canal spillway, that has already been approved by the Federal Energy Regulatory Commission ("FERC"), and is for example, only being used for irrigation purposes.

The BRIMAC System.

The development and distribution of the Company's BRIMAC system is a secondary target market for the Company, however the Company believes that it could ultimately provide a considerable additional revenue stream for the Company. The BRIMAC (Balaton Remote Integrated Monitoring and Control) system, is identified as a combination of water monitoring and data collection sensors that are mounted on a derivation of the Pisces water intake device, and assembled to gather data regarding water temperature, toxic and non-toxic chemical analysis, flow rates, oxygen and nitrogen content, etc. The potential market involves the collection and analysis of water quality data throughout the United States. The collection of such data has to date, primarily been accomplished by technicians in the field who physically attend a location and manually gather the data for on-site and/or in-lab analysis. This costs state and federal agencies billions of dollars annually. The state of Idaho alone has allocated $900 million over the next eight years for its river data collection process. Also the monitoring of the Total Maximum Daily Load ("TMDL"), the identification of non-source point pollution in rivers, streams, lakes and reservoirs is a tool that the Clean Water Act uses to bring polluted waters into compliance with the EPA's water quality standards. States are required to provide the EPA with TMDL readings, however at present only 6 states have sufficient data collection to comply. The states will require federal financial resources to adequately develop scientifically and legally defensible TMDLs and Congress is preparing to grant billions of dollars to provide states with the means to address non-point source pollution and meet federal water quality goals.

Protection of Aquatic Life

Hydroelectric facilities are required to operate under guidelines and approval of the FERC. Section 18 of the FERC licensing procedure requires that the facility has provided a safe environment for fish in accordance with a "fish prescription" that will prevent, reduce and/or eliminate the entrainment and/or impingement of fish at the water intakes of hydroelectric production facilities. The Company believes that the Pisces has been tested sufficiently to date to meet the status of an acceptable "fish prescription" that will greatly prevent, reduce and/or eliminate the entrainment and/or impingement of fish in the intake system and therefore would be in compliance with Section 18 of FERC. Phase I testing of the Pisces has been conducted by Northwest Hydraulic Consultants in North Vancouver, B.C., Canada in May, 2000. Those test results were favorable in demonstrating the units' viability regarding preliminary flow and water extraction rates from specific water column levels along with other flow dynamics and characteristics. The Company has not submitted an application to FERC for recognition of the Pisces unit at this time. The recognition by FERC of a particular applicant's fish prescription is handled on a site-by-site basis relative to the type of fish found inhabiting the site, if any at all.

The Company intends to further research, development and test out the Pisces to the extent necessary to make a formal application to the National Fisheries Marine Service ("NMFS") to obtain certification from NMFS for a designation as the "BTA" ("Best Technology Available") which will facilitate the marketing roll out of the Pisces as an agency certified fish protective device for use as a water intake device at existing hydroelectric sites, industrial water use facilities and irrigation sites that may contain species of fish that may be listed as either threatened or endangered by the Endangered Species Act.

The Company estimates that the cost to test the Pisces to the level required for application to NMFS will be approximately $250,000.00. This phase of testing and review possibly leading to NFMS approval could take up to 2 years from the date of submission and approval as the BTA by NMFS may not be realized.

The Company has jointly applied with the Idaho Department of Fish and Game and Kinectrics, a wholly owned subsidiary of Ontario Power Generation, to the U.S Department of Energy's solicitation for funds that have been made available to conduct research and development of "fish friendly" devices for deployment at low head hydro production facilities

As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company's plans to construct, install or sell any Systems, Pisces or BRIMACs to anyone will occur or that the Company will ever generate and sell electricity to anyone. At this time the Company has no revenue from its current business activities and losses from operations from May 17, 2000 to December 31, 2000 of $233,301.00.

Construction and Acquisition of Systems

The Company intends to install its initial System in the state of Idaho. The Company has recently submitted its first "Application for Preliminary Permit" to the Federal Energy Regulatory Commission ("FERC") for a permit to develop the "Malad High Drop" site located near Bliss, Idaho. After preliminary engineering studies, the Company believes this site has a potential to produce 5MW of electricity on an annual basis. The company has an additional seven sites on which applications procedures have been initiated. The Company anticipates receipt of its first permit from FERC within 60 days from today's date

The Company has made its initial deposit of $100,000.00 in the process of its acquisition of a 33% working interest in the Ravenscroft Site, a site that is considered a seasonal producer of electricity, which produced 3,384,576 kWh of electricity in 1999. The site is located on the Malad River, approximately three miles outside of Bliss, Idaho. The site is situated on agricultural land and is fed by a reservoir system that is filled by rain, run-off and melting snow pack. The current system consists of one turbine, one generator and miscellaneous electricity conversion and transmission equipment and a "power house," which contains computer and manually operated monitoring equipment and controls. The power generated from the site is purchased by the Idaho Power Company and there is approximately 19 years remaining on the power purchase agreement between the owner and Idaho Power. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

 Under the terms of the letter of intent with Vernon Ravenscroft, the Company was obligated to make 60 monthly payments of $8,500 per month commencing September 1, 2000 and purchase equipment with a value of $325,000 by paying $275,000 on or before August 31, 2000 and issuing 100,000 shares of common stock to Ravenscroft and incurring installation costs. Ravenscroft will secure bank financing of $350,000 on or before August 31, 2000. The Company has not made the $275,000 payment and Ravenscroft has not secured the bank financing of $350,000.

On January 14, 2001, the Company and Ravenscoft executed an agreement in principle which superceded the foregoing letter of intent. Under the term of the agreement in principle, the Company will lease from Ravenscroft 1/3 of the Ravenscroft site for $7,250 per month for 60 months. In addition, the Company will purchase from Ravenscroft certain fourth line equipment consisting of generators, turbines, penstock, headworks and related components. The purchase price will be $310,000 and 75 restricted shares of the Company's common stock. The Company is granted the first right of refusal to purchase 100% interest in the site for an additional $250,000. The revenue from the site will be paid 33.% to the Company and 67.7% to Ravenscroft. The cost of operations will be split 50-50 between the parties, with the exception of the fourth line, which will be the sole responsibility of the Company. The foregoing obligations will be secured by a Certificate of Deposit in the amount of $50,000.00.

The Company's shareholders have, through exercising of warrants, raised $270,000.00 to date for the Company to complete the acquisition terms of the Ravenscroft site. $100,000.00 has been advanced in January 2001, and the Company expects to raise the remaining required funds through the continuing exercising of shareholder warrants. In the event that insufficient funds are raised from the shareholders, the Company expects to be able tot secure a loan from traditional financial institutions since the funds advanced to Ravenscroft include $300,000.00 in equipment purchases, which could be used as collateral for retirement of the outstanding balance.

The Company intends to use the facility for ongoing research and development, as a demonstration system, and to generate revenue for the Company.

Patent

Rodney Smith, one of directors and Colin Hall, an individual, have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000 at the Northwest Hydraulic Consultants' laboratory in North Vancouver, British Columbia, Canada.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA, (of which $50,000 has been advanced) as advance payment of royalties of five percent (5%) of gross revenues.

Deregulation of the Electric Utility Industry

The Energy Policy Act of 1992 proved that businesses other than traditional electric utilities could generate electricity and sell it at wholesale prices.

On April 24, 1996, the Federal Regulatory Commission (FERC) issued Order 888 which provided for the non-discriminatory open access transmission services by investor-owned utilities.

With few exceptions, utilities accepted the changes and complied with the new requirements. Virtually all transmission-owned utilities have filed tariffs that state the rates, terms and conditions for comparable service to third party users of their transmission systems.

Current Regulation

Wholesale competition in the electricity utility sector is the focus on the federal level, while retail competition rests with the states. On the federal level, the reliability of wholesale (bulk power) grid is of most concern. Presently, the national grid consists of loosely aligned regional operations. Each regional market is structured and administered somewhat differently with little coordination between regions. Therefore, when one regional market encounters price or supply difficulty, it usually must resolve its own problem. The benefits of deregulation will not be realized until more efficient and reliable interstate markets are developed creating a seamless wholesale interstate market. The effort has been delayed pending a determination if FERC or state utility commissions will regulate United States electricity transmission.

States are being allowed to establish their own rules for open competition at the retail level. As of October 23, 2000, twenty-three states and the District of Columbia have enacted legislation implementing retail choice. In twenty other states, deregulation at the retail level is being investigated by state commissions or legislative bodies.

Market for Electricity

The market for electricity production and transmission in the United States is deregulated. The overall market is mature.

As a means of quantitative comparison the following general industry based electricity prices occurred in certain developed countries during this period in accordance with information supplied by the Energy Information Administration

Country	Average Price per/KWH in US$
USA Canada United Kingdom Philippines Brazil Japan	$0.067 $0.060 $0.050 $0.075 $0.130 $0.190

Lack of government incentives available in the United States

Power shortages and brownouts are predicted in the United States. In spite of this, energy conservation has not gained wide acceptance and has had little impact on significantly reducing energy consumption. This situation can be attributed mainly to inadequate energy conservation campaigns and a lack of incentives for promoting efficient energy use.

Design and Construction of the Hydro Electric Power Production Systems

A System will consist of a water intake, penstock, turbine, generator and power station. Water is diverted from the river or stream into a channel. Water is then gathered by the Pisces, directed to and through the penstock to the turbine.  The energy produced by the turbine is transferred to the generator which produces electricity which is transmitted to the power station where transformers convert the electricity to the proper current and is then transmitted to the buyers of electricity.  After the water passes through the turbines, it is returned to the river or stream through the channel.

The Systems will be designed by the Company and will be unique, or "site specific" to the location of installation. Installation of Systems will be accomplished through independent construction contractors. At the present time the Company has not entered into any agreements with anyone to construct any Systems. The Company believes that there are a number of contractors capable of constructing the Systems.

Management and Employees

The Company is a  start-up  stage company and currently has two employees other than its Officers and Directors. The Company intends to hire additional employees as needed. The Company intends to require all of its officers, directors and other key employees to enter into non-competition agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary know-how or technology or adequate remedies in case of breach.

Company's Offices

The Company's executive offices are located at 1311 Howe Street, 2nd Floor, Vancouver, British Columbia, Canada V6Z 2P3 and its telephone number is (604) 691-1783. The Company also maintains offices at 109 Holiday Court, Suite B-1, Franklin Tennessee 37064 and its telephone number in Franklin is (615) 599-5757 and at 1197 Main Street, Boise, Idaho 83702. and its telephone number in Boise is (208) 562-1527.

B. ORGANIZATIONAL STRUCTURE

Not Applicable.

D. PROPERTY, PLANTS AND EQUIPMENT

Currently the Company does not own any property. The Company's offices are located at 1311 Howe Street, 2nd Floor, Viva Tower, Vancouver, British Columbia, Canada V6Z 2P3.  The Company's telephone number in Vancouver is (604) 691-1783.  The Company leases its office space in Vancouver pursuant to the terms of a written lease agreement. The term of the lease is one year with monthly rental payments of CDN$1,000.00 per month. The Company also maintains an office at 1197 Main Street, Boise, Idaho 83702.  The Company leases its office space in Boise pursuant to the terms of a written lease agreement. The terms of the lease is three years with monthly rental payments of $1,280.00 the first year; $1,320.00 the second year; and $1,360.00 the third year.  The telephone number of the Boise, Idaho office is  (208) 388-0720.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein.

The Company does not intend to purchase a plant or significant equipment, however, the Company does intend to acquire a working interest in the Ravenscroft project in Bliss, Idaho.

The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

The Company expects to earn revenues in the fourth quarter of 2001. There is no assurance, however, that the Company will earn said revenues as planned.

 We believe that we will earn revenues in the second quarter of 2001 because the Ravenscroft project will become operational.

The Company believes that it has adequate cash to maintain its operations to maintain operations through July 31, 2001. In the event the Company is unable to raise additional capital through the sale of its shares of common stock or loans, the Company will have to suspend or cease operations.

As of December 31, 2000, the Company had $269,889 in cash. Other assets owned by the Company are illiquid. The Company's common stock does not trade, and accordingly is illiquid. The illiquidity of the Company's common stock is an impediment to the sale of its shares to raise capital for the Company. In the long run, the Company hopes to list its shares of common stock for trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc., which the Company believes will improve the liquidity of its shares of common stock. At the present time the Company is seeking to raise additional capital through the sale of shares of common stock. The Company does not have any prospects for loans. The directors are unwilling to do so. Accordingly, there is no assurance that the Company will be able to obtain additional capital which is necessary for continuation of operations or competition of the Ravenscroft contract.

The Company believes that the impact of foreign currency fluctuations will not affect the Company. The Canadian/U.S. dollar exchange rate has been stable at approximately 1.57 Canadian dollars for each U.S. dollar.

During the twelve months ending December 31, 2000, cash flows generated by operating activities was $-0-; investing was $-0-; and, financing activities was $755,107.

Reconciliation to US GAAP

The Company's financial statements have been prepared in compliance with International Accounting Standards ("IAS").

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of Systems or from the sale of electricity. Future revenues in this segment are governed primarily by U.S. electricity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures effect the Company's operation and development expenditure which is primarily incurred in U.S. dollars. The directors estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. This exposure to inflationary pressure is dependent on the price of electricity in a regulated and unregulated market. At this stage the Company is unable to quantify the mix of inflationary pressures that will effect the price of electricity.

Government Policies

The Company has considered the issue of political risk in the United States in which the Company will be constructing Systems and selling electricity and will continue to do so as a matter of normal business practice. The Company expects the initial project will be located in the United States and there has been a long established energy industry, with no history of expropriation.

Activities conducted by residents and non-residents in the United States and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, the United States, must all be taken into account in relation to the Company's operations.

These policies or factors do not effect investments by United States Nationals in Company's common stock.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The officers and directors of the Company are as follows:

Name	Age	Position
Rodney E. Smith	55	President, Chief Executive Officer and Director
A. Roy MacRae	57	Secretary/Treasurer, Chief Financial Officer and Director
Thomas R. Saunders	44	Director
Martina Kaessner Fischer	45	Director

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Rodney E. Smith, President, Chief Executive Officer and a member of the Board of Directors.

Since August 2000, Mr. Smith has been President, Chief Executive Officer and a member of the Board of Directors of the Company. For the last five years, Mr. Smith has been engaged in the business of a business/management consultant. Since October 1998, Mr. Smith has been a director of Balaton Power Corporation S.A., the parent corporation of the Company. From March 1997 to October 1997, Mr. Smith was publisher/creator of STOX Magazine. From September 1999 to  September 2000,  Mr. Smith was a director of Alchemy Ventures Ltd., a Canadian corporation engaged in the business of kaolin clay mining.

A. Roy MacRae - Secretary, Treasurer, Chief Financial Officer and Member of the Board of Directors.

Since September 2000, Mr. MacRae has been Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors of the Company. From September 1969 to December 1999, Mr. MacRae was employed by Empire Stevedoring Co., Ltd. His duties included Systems Analyst, Accountant, Comptroller, Vice President of Finance and Administration, Senior Vice President, President of the Trucking Division, a Director, and President and Chief Executive Officer of Empire's successor, Empire International Stevedores Ltd. From December 1999 to September 2000, Mr. MacRae was retired. Mr. MacRae is a Chartered Accountant.

Thomas R. Saunders - Member of the Board of Directors

Since October 1997, Mr. Saunders has been a member of the Board of Directors. Since June 1995, Mr. Saunders has been a director of Gilmour McKay Roberts Consulting Ltd., Vancouver, British Columbia which is engaged in the business of providing management consulting services relating to analyzing business enterprises for investor clients.

Martina Kaessner Fischer - Member of the Board of Directors

Since August 2000, Ms. Fischer has been a member of the Board of Directors. For the past five years, Ms. Fischer has been a consultant for engineering and plastic technology.

B. COMPENSATION

The following table sets forth the compensation paid by the Company from inception through December 31, 2000 to each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
Annual Compensation	Awards	Payouts
Names of executive officers and principal positions	Year Ended	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options/ SARs Granted (#)	Restricted Shares of Restricted Shares Units(US$)	LTIP Payouts (US$)	Other Annual Compensation (US$)
Rodney E. Smith President	2000 1999 1998	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
A. Roy MacRae Secretary	2000 1999 1998	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Thomas Saunders Director	2000 1999 1998	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Martina Fischer Director	2000 1999 1998	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

 The Company anticipates paying the following salaries in 2001, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Rodney E. Smith A. Roy MacRae	President Secretary/Treasurer	2001 2001	$50,000 $50,000

The Company has not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Stock Option Plans and Long-Term Incentive Plan Awards.

The Company does not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.

Employment Contract with Ron Brown

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle/vehicle allowance. In addition to the foregoing, the Company was obligated to issue Mr. Brown to options to acquire 5% of the shares issued an outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement is from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is breach under the agreement that is not remedied within thirty days. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and affect. The Company believes that Mr. Brown is no longer an officer of the Company and his association with the Company is under review.

Consulting Contract with Andrew Finneran

On August 1, 2000, the Company entered into a consulting agreement with Andrew Finneran, a director of Balaton Power S.A., the Company's parent whereby Mr. Finneran agreed to provide certain services to assist the Company in obtaining financing by identifying potential investors and other sources of financing and introduce the Company to such investors. In addition, Mr. Finneran agreed to perform such other duties as the President of the Company may instruct. In consideration of the foregoing, the Company is obligated to pay Mr. Finneran $3,500 per month plus any applicable federal good and services taxes and any Canadian provincial social services taxes.

C. BOARD PRACTICES

The term of offices for the current Board of Directors will expire at the next annual meeting of shareholders. The Company has not scheduled its next annual meeting.

There are no director's service contracts with the Company. The Company has no subsidiary corporations.

The Company does not have an audit committee or remuneration committee.

D. EMPLOYEES

Other than its officers, the Company has two employees.

E. SHARE OWNERSHIP

The following table sets forth the common share ownership of each director and officer, individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class
Rodney E. Smith 4851 McLure Avenue Richmond, B.C. Canada	0	President, Chief Executive Officer and Director	0.00%
A. Roy MacRae 948 Anderson Crescent West Vancouver, B.C. Canada	0	Secretary/Treasurer, Chief Financial Officer and Director	0.00%
Thomas R. Saunders 6875 Rockford Place Delta, B.C. Canada	0	Director	0.00%
Martina Kaessner Fischer Vista Pointe No. 201 222 West 4th Street North Vancouver, B.C. Canada	0	Director	0.00%
ALL OFFICERS AND DIRECTORS (as a group 4)	0		0.00%

There are no options to purchases shares of the Company's common stock by anyone.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company's is controlled by BSA by virtue of their ownership of 12,500,000 shares of common stock. There are no agreements in place which could result in a change of control of the Company.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class
Balaton Power S.A. 1311 Howe Street 2nd Floor Vancouver, British Columbia Canada	12,500,000	Shareholder	59.51%

B. RELATED PARTY TRANSACTIONS.

 Balaton Power Corporation S.A purchased 12,500,000 shares of the Company for a price of $.001 per share and subsequently issued  a license to the Company to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make the payment of $150,000 to BSA, (of which $50,000 has been advanced) as advance payment of royalties of five percent (5%) of gross revenues.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle/vehicle allowance. In addition to the foregoing, the Company was obligated to issue Mr. Brown to options to acquire 5% of the shares issued an outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement is from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is breach under the agreement that is not remedied within thirty days. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and affect.  The Company believes that Mr. Brown is no longer an officer of the Company and his association with the Company is under review.

On August 1, 2000, the Company entered into a consulting agreement with Andrew Finneran, a director of Balaton Power S.A., the Company's parent whereby Mr. Finneran agreed to provide certain services to assist the Company in obtaining financing by identifying potential investors and other sources of financing and introduce the Company to such investors. In addition, Mr. Finneran agreed to perform such other duties as the President of the Company may instruct. In consideration of the foregoing, the Company is obligated to pay Mr. Finneran $3,500 per month plus any applicable federal good and services taxes and any Canadian provincial social services taxes.

There are no additional interests of management in transactions involving the Company except for those stated in the Notes to the Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER INFORMATION

See Item 18.

LEGAL PROCEEDINGS

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such other than a suit initiated Robert Brown, the Company's former President and Chief Executive Officer. Mr. Brown seeks relief from the Chancery Court of Williamson County, Tennessee (Case No. 27720) to determine that his employment contract which was entered into between he and the Company dated July 27, 2000 is still in full force and effect.  The Company believes that Mr. Brown is not longer an officer of the Company and his association with the Company is under review.

DIVIDENDS

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B. SIGNIFICANT CHANGES

Not Applicable

ITEM 9. THE OFFER AND LISTING

(Items 9 A, B, D, E and F are not applicable)

C.MARKETS ON WHICH THE COMMON SHARES TRADE

No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

As of  March 14, 2001, the Company had 433 holders of record of its common shares. Currently, there are 102  U.S. shareholders of the Company's common shares.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Common Shares

The authorized Common Shares of the Company consists of  700,000,000 no par value  Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company.  As of March 7, 2001, 21,004,194 shares of Common Stock were issued and outstanding. All issued and outstanding shares were fully paid < /R>

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Shares. The holders of the Common Shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares.

Dividends

Holders of the Common Shares are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

Transfer Agent

Computershare Investor Services
510 Burrard Street
Suite 408
Vancouver, British Columbia
Canada V6C 3B9
Telephone: (604) 661-9400

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

 Article numbers appearing below correspond to the paragraph numbers appearing in the Company's articles of incorporation. The Company has no bylaws. Bylaw provisions are contained within the articles of incorporation.

The Company's articles of incorporation do not limit in any manner the business purpose of the Company. As such, no provision relating to the same is contained in the Articles of Incorporation.

3.1. Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

AUTHORITY TO ISSUE SHARES

3.2. If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Companies Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Companies Act.

3.3. Subject to the provisions of the Companies Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares, and if the Company is a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 95 per centum of the amount of the subscription price of such shares.

3.4. No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purposes of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

ALTERATION OF CAPITAL

6.1. The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(i) creating shares with par value or shares without par value, or both;

(ii) increasing the number of shares with par value or shares without par value, or both; or

(iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2. The Company may by special resolution alter its Memorandum to subdivide, consolidate. change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Companies Act provides.

6.3. The Company may alter its Memorandum or these Articles

(i) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(ii) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4. Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5. If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Companies Act, the British Columbia Superintendent of Brokers shall have consented to the resolution.

6.6. Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

BORROWING POWERS

8.1. The Directors may from time to time on behalf of the Company

(i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3. The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Companies Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Companies Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4. Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5. The Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Companies Act.

GENERAL MEETINGS

9.1. Subject to any extensions of time permitted pursuant to the Companies Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

9.2. If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3. All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4. The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act.

9.5. If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Companies Act.

9.6. A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Companies Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7. All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8. Except as otherwise provided by the Companies Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it-states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at

(i) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(ii) an annual general meeting, with the exception of the conduct of and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Companies Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2. No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxy holder entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6. If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose some other person in attendance, who need not be a member, to be chairman.

10.7. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not advance notice, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8. No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.9. Subject to the provisions of the Companies Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.10. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxy holder.

10.11. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection 3 of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12. Every ballot cast upon a poll and every proxy appointing a proxy holder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Companies Act may provide.

10.13. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14. Unless the Companies Act, the Memorandum or these Articles otherwise provide, any action to be taken by a I resolution of the members may be taken by an ordinary resolution.

VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy holder.

11.2. Any person who is not registered as a member but is entitled to vote at any general meeting in respect of share, may vote the share in the same manner as if he were member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meetings as the case may be, at which he proposes to vote.

11.3. Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxy holder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxy holder.

11.4. In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxy holder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxy holder.

11.6. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxy holders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxy holder for the same occasion he shall specify the number of shares each proxy holder shall be entitled to vote. A member may also appoint one or more alternate proxy holders to act in the place and stead of an absent proxy holder.

11.7. A form of proxy shall be in writing under- the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxy holder need not be a member of the Company.

11.8. A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9. Unless the Companies Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints or failing him as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the day of and at any adjournment thereof.

Signed this _____ day of ___________ 19____
___________________________________(Signature of member).

11.10. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11. Every proxy may be revoked by an instrument in writing

(i) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

DIRECTORS

12.1. The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice hereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company -is or becomes a reporting company, less than three.

12.2. The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3. A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Companies Act, to become or act as a Director.

ELECTION AND REMOVAL OF DIRECTORS

13.1. At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2. A retiring Director shall be eligible for reelection.

13.3. Where the Company fails to hold an annual general meeting in accordance with the Companies Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4. If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.6. Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7. Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8. The office of Director shall be vacated if the Director:

(i) resigns his office by notice in writing delivered to the registered office of the Company; or

(ii) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(iii) ceases to be qualified to act as a Director pursuant to the Companies Act.

13.9. The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

POWERS AND DUTIES OF DIRECTORS

14.1. The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Companies Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2. The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities -and discretions for the time being vested in him.

DISCLOSURE OF INTEREST OF DIRECTORS

15.1. A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Companies Act.

15.2. A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Companies Act, the foregoing prohibitions shall not apply to

(i) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in quaranteeing the repayment of the loan or any part of the loan,

(ii) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

(iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv) determining the remuneration of the Directors;

(v) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(vi) the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Companies Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3. A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Companies Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4. Subject to compliance with the provisions of the Companies Act, a Director or his firm may act in a prof professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5. A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Companies Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PROCEEDINGS OF DIRECTORS

16.1. The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings. as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3. A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counter in the quorum therefor and be entitled to speak and vote thereat.

16.4. A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (i) who is at the time not in the Province of British Columbia or (ii) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5. Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director .

16.7. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8. Subject to the provisions of the Companies Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9. A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

EXECUTIVE AND OTHER COMMITTEES

17.1. The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2. The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1. Subject to the provisions of the Companies Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2. Subject to the provisions of the Companies Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Companies Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3. The failure of a Director or officer of the Company to comply with the provisions of the Companies Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4. The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

DIVIDENDS AND RESERVE

20.1. The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.

The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2. Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3. Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4. The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6. No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7. Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, To the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8. Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

NOTICES

22.1. A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2. A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3. A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4. Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

RECORD DATES

23.1. The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Companies Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2. Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

C. MATERIAL CONTRACTS

The Company has entered into a letter of intent with Vernon Ravenscroft to acquire an existing low impact hydroelectric production facility located near Bliss, Idaho. The facility generated 3.3 mWh of power in 1999 and the electricity is sold under a long term Power Purchase Agreement ("PPA") with Idaho Power Company. The Company intends to enter into a definitive agreement to acquire a working interest in the facility in the first quarter of 2001. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

Rodney Smith, one of directors and Colin Hall, an individual, have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000 at the Northwest Hydraulic Consultants' laboratory in North Vancouver, British Columbia, Canada.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA, (of which $50,000 has been advanced) as advance payment of royalties of five percent (5%) of gross revenues.

D. EXCHANGE CONTROLS

There are no exchange controls or other limitations which effect security holders other than the shares of common stock issued to Balaton Power Corporation, S.A. which are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance with Reg. 144 of the Act.

In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock are affiliates of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

E. TAXATION

The following discussion summarizes  material  US federal and Canadian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not deemed a resident of Canada for exchange control purposes by the Central Bank of Canada; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Canada.

The statements regarding US and Canadian tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax consideration. Investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers  with respect to their individual circumstances.

Taxation of Gains on Sale

A US Portfolio Stockholder is not subject to Canadian income tax on the sale of its common shares in the Company.

Passive Foreign Investment Company Status

A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

If the Company were a PFIC during any year in which a US Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity's in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspecting by the Internal Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals. The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. There, these election will not be available to the Company's US Portfolio Stockholders.

There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

The Company has generated sufficient income and assets during 1999 and 2000 not to be deemed a PFIC.

Taxation of Dividends.

The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings to finance expansion of the business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Canadian tax. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in U.S. dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

Canada does not impose any estate, inheritance or gift taxes. Therefore, no Canadian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

- interest rates on debt; and,
- foreign exchange rates

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. The Company's actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

 The Company currently does not have an material debt which a fluctuation in interest rates could affect.

Foreign exchange rates

We have not generated any revenues to date. In the future we intend to hedge transactions because of our exposure to foreign exchange fluctuations.

Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

Our revenue streams and operating expenses are denominated in two primary currencies: the US dollar and the Canadian dollar. Approximately 100% of capital and 90.1% of expenses of our capital contributions and expenses were generated in U.S. dollars. From our perspective, the currency movement that would have the greatest impact upon our operations is the US dollar/Canadian dollar exchange rate. Strengthening the U.S. dollar will have the affect of decreasing the Company's earnings.

INFLATION

Inflation had no material impact on our operations during the years ended December 31, 2000, 1999, and 1998.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. RESERVED

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 19.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS.

A. Financial Statements of Registrant.

The following financial statements, together with the reports of the Company's independent accountants, are filed as part of this Registration Statement.

AUDITOR'S F-1

CONSOLIDATED BALANCE SHEET F-2

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT F-3

CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOW F-4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS F-5

AUDITOR'S REPORT

To the Shareholders of:
Balaton Power Inc.
(formerly Kirkstone Ventures Ltd.)

I have audited the consolidated balance sheet of Balaton Power Inc. (formerly Kirkstone Ventures Ltd.) as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and changes in cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the annual financial presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000, 1999 and 1998 and the results of its operations and changes in its cash flow for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act - British Columbia, I report that in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

"RON SHUMKA"
CHARTERED ACCOUNTANT

Vancouver, B.C.
March 28, 2001

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2000

ASSETS
	2000	1999	1998
CURRENT ASSETS
Cash Accounts receivable (Note 3) Prepaid rent	$269,889 6,523 2,433	$ 63 693 --	$ 413 -- --
CAPITAL ASSETS (Note 4) LICENCE AGREEMENT (Note 5) DEPOSIT (Note 6) FUTURE INCOME TAXES (Note 7) INCORPORATION COSTS	278,845 45,474 50,000 1,000 188,190 --	756 -- -- -- -- 54	413 -- -- -- -- 108
	$563,509	$ 810	$ 521

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities Payable to related parties Current portion of long term debt (Note 8)	$ 49,113 30,637 4,502	$ 11,799 5,266 -	$ 96,357 71,006 --
	84,252	17,065	167,363
LONG TERM DEBT (Note 8)	13,569	-	-

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 9) CONTRIBUTED SURPLUS DEFICIT	2,636,816 2,706 (2,173,834)	1,881,709 -- (1,897,964)	1,663,851 -- (1,830,693)
	465,688	(16,255)	(166,842)
	$ 563,509	$ 810	$ 521

HYDRO-ELECTRIC FACILITY (Note 10)
COMMITMENTS (Note 11)
CONTINGENT LIABILITY (Note 12)
SUBSEQUENT EVENTS (Note 15)
CANADA-U.S. REPORTING CONFLICT (Note 16)

APPROVED ON BEHALF OF THE BOARD:

"RODNEY E. SMITH" Director

"A. ROY MacRAE" Director

See accompanying notes to financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
YEAR ENDED DECEMBER 31, 2000

	2000	1999	1998
ADMINISTRATION EXPENSES

Amortization
Audit and accounting fees
Bank charges and interest
Consulting fees
Interest on long term debt
Legal
Management fees
Miscellaneous
Office, printing and stationery
Public relations and promotion
Rent and utilities
Transfer agent and filing fees
Telephone
Travel
Wages and benefits

	$ 3,179 21,075 805 125,538 168 52,010 11,783 131 44,076 33,049 9,465 10,448 14,864 21,922 122,336	$ 54 1,161 31,362 -- -- 3,789 20,190 -- (168) -- -- 4,994 -- -- --	$ 54 7,122 9,934 -- -- 5,042 20,228 806 639 -- -- 4,489 -- -- --
	470,849	61,382	48,314
OTHER INCOME
Interest income Foreign exchange translation (gain) loss Accounts payable written-off	(5,984) (805) --	- 9,036 (3,147)	-- (11,997) --
	(6,789)	5,889	(11,997)
LOSS FOR THE YEAR	464,060	67,271	36,317
FUTURE INCOME TAX (RECOVERY)	(188,190)	--	--
NET LOSS FOR THE YEAR	275,870	67,271	36,317
DEFICIT AT BEGINNING OF YEAR	1,897,964	1,830,693	1,794,376
DEFICIT AT END OF YEAR	$ 2,173,834	$ 1,897,964	$ 1,830,693
LOSS PER COMMON SHARE - Basic (Note 14)	1.44	2.74	3.54
- Diluted	1.44	2.74	3.54

See accompanying notes to financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOW
YEAR ENDED DECEMBER 31, 2000
	2000	1999	1998
OPERATING ACTIVITIES
Net loss for the year Items not involving cash: Amortization Future income taxes	$ (275,870) 3,179 (188,190)	$ (67,271) 54 --	$ (36,317) 54 --
Changes in non-cash working capital items - net	(460,881) 54,422	(67,217) 66,867	(36,263) 36,676
	(406,459)	(350)	413
INVESTING ACTIVITIES
Deposit Licence agreement Capital asset acquisitions	(1,000) (50,000) (48,599)	-- -- --	-- -- --
	(99,599)	--	--
FINANCING ACTIVITIES
Long term debt Shares issued for cash - net	18,071 757,813	-- --	-- --
	775,884	--	-
CHANGE IN CASH CASH AT BEGINNING OF YEAR	269,826 63	(350) 413	413 --
CASH AT END OF YEAR	$ 269,889	$ 63	$ 413

See accompanying notes to financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

1. CHANGE OF NAME

During the period, pursuant to the approval of the shareholders, the Company changed its name to Balaton Power Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of Balaton Power USA Inc., its wholly-owned subsidiary. The subsidiary has been dormant since its inception. The Company acquired all the shares of the subsidiary for $1,500 U.S. cash consideration which was the cost of incorporation. All inter-company balances and transactions have been eliminated.

(b) Values

The amounts shown for the Licence Agreement represent costs or the agreed upon value of shares issued to date and do not necessarily reflect present or future values. The recoverability of the amounts shown is dependent upon the confirmation of the Company's technology, the ability of the Company to obtain the necessary financing to successfully complete its development and upon future profitable production and sale.

(c) Currency

Unless otherwise disclosed all figures are recorded in U.S. funds.

(d) Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies.

(e) Amortization

The Company amortized its incorporation costs on a 10 year straight line basis and amortizes its office and mobile equipment at the following rates and bases:

Computer and Software - 30% declining balance
Mobile equipment - 30% declining balance
Office equipment - 20% declining balance

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

2. SIGNIFICANT ACCOUNTING POLICIES - Continued

(f) Measurement Uncertainty

The amounts recorded for amortization of incorporation costs and capital assets are based on estimates of useful life remaining in the assets. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(g) Financial Instruments

The financial instruments of the Company consist mainly of cash, interest receivable, commodity tax recoverable, accounts payable and accrued liabilities and long term debt. Except where otherwise disclosed, as at the year end there are no significant differences between the carrying values of these amounts and their estimated market value.

(h) Comparative Figures

Disclosure of certain comparative figures were amended to conform with the financial statement presentation adopted in the current year.

(i) Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under the method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period except for amortization which is translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income except for exchange gains and losses on long term monetary items which are deferred and amortized over the remaining life of the monetary item.

3. ACCOUNTS RECEIVABLE

	2000	1999	1998
Interest receivable Commodity tax recoverable	$ 261 6,262	$ - 693	$ - --
	$ 6,523	$ 693	$ --

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2000

4. CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization.

	2000	1999	1998
Computer equipment Mobile equipment Office equipment Software	$ 20,209 18,629 9,342 419	$ -- -- -- --	$ - -- -- --
Less: accumulated amortization	48,599 (3,125)	-- --	-- --
	$ 45,474	$ --	$ --

5. LICENCE AGREEMENT

During the year, the Company was subject to an exempt take-over bid pursuant to the rules of the Securities Act - British Columbia wherein Balaton Power Corporation S.A. ("Balaton") of Nassau, Bahamas purchased 12,500,000 shares in the capital of the Company comprising 62.69 percent of the share capital at the time of the purchase.

The Company has entered into a licence agreement with Balaton to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The licence has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a U.S. $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 U.S. once the Company has raised a further $4,000,000 U.S. in financing.

6. DEPOSIT

The deposit represents the security deposit for the Company's premises in Franklin, Tennessee amounting to $1,000 U.S.

7. FUTURE INCOME TAXES

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants concerning accounting for income taxes. The new accounting policy, which was adopted for this year end was applied retroactively and the comparative financial statements have been restated to reflect this change.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

7. FUTURE INCOME TAXES - Continued

The new standards require the recognition of future income taxes and benefits relating to the expected future tax consequences of the differences between the carrying amount of the balance sheet items and their corresponding tax values. These new standards also require the Company to compute future income taxes using the enacted corporate income tax rates of the years in which the difference will reverse.

During the year, the Company announced that it was subject to an exempt take-over subject to the rules of the Securities Act - British Columbia. The take-over was effective July 31, 2000. Consequently, pursuant to Canadian Income Tax rules the Company loses all future benefits applicable to future income taxes that would have been applicable for all periods to July 31, 2000. Additionally, the Company did not have the financial position to generate sufficient taxable income to realize the future income tax benefits that had accrued to December 31, 1999 and, accordingly, no net benefit would have accrued to December 31, 1999 and is therefore not recognized. The future income tax benefits are as follows:
	2000	1999	1998
Future income tax benefits of losses carried forward and the capital asset timing differences Unrealizable future tax benefits	$ 188,190 --	$ 462,182 (462,182)	$ 471,502 (477,502)
	$ 188,190	$ --	$ --

8. LONG TERM DEBT

Firstar Bank NA - Franklin, Tennessee secured by the Company's term deposit repayable over 48 months with interest at the Wall Street Journal prime rate plus 0.75% with blended payments of $711.46 ($463.19 U.S.) per month.

	2000	1999	1998
Term loan Less: Current portion	$ 18,071 (4,502)	$ -- --	$ - --
	$ 13,569	$ --	$ --

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

9. SHARE CAPITAL

Authorized: 700,000,000 common shares without par value.

Issued and fully paid:

	Shares	Amount
Balance - December 31, 1998 Subscription - retired to debt Consolidation (1:10) Subscription received-debt retirement	3,303,064 (250,000) (2,747,757) 6,138,402	$1,663,851 (34,490) -- 252,348
Balance - December 31, 1999 Stock split (2.1:1) Escrow cancellation Issued for cash - net	6,443,709 13,531,763 (34,875) 1,063,597	1,881,709 -- (2,706) 757,813
Balance at December 31, 2000	21,004,194	$2,636,816

During the year, the Company:

(a) received shareholder approval to split its share capital on a 3.l:1 basis with the issue of 2.1 new shares for every share held on the record date;

(b) received shareholder approval to increase the authorized share capital to seven hundred million (700,000,000) common shares;

(c) cancelled 34,875 post split escrow shares pursuant to the agreement for the issue of these shares;

(d) issued 1,063,597 units pursuant to a private placement at a price of $0.75 U.S. ($1.10 Cdn.) per unit with each unit comprising one share and one two year non-transferable share purchase warrant exerciseable at a price of $1.47 Cdn. per share. The Company paid finder's fees of $39,885 for the private placement.

10. HYDRO-ELECTRIC FACILITY

During the year, the Company entered into an Agreement in principle (the "Agreement") with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one-third interest in Ravenscroft's hydro-electric power production facility and power purchase agreement with Idaho Power Company subject to:

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

10. HYDRO-ELECTRIC FACILITY - Continued

(i) 60 monthly payments of $8,500 U.S. per month commencing September 1, 2000.

(ii) Purchase $325,000 U.S. of equipment for the facility's fourth line by paying $275,000 U.S. on or before August 31, 2000 and issuing 100,000 shares in the capital of the Company subject to regulatory approval.

(iii) Incurring the cost of installation of the fourth line.

(iv) Ravenscroft securing bank financing of net less than $350,000 U.S. on or before August 31, 2000.

(v) The parties will share the costs of operation on a pro-rata basis, but the Company will be responsible for 100% of the costs of the fourth line.

(vi) Engage Ravenscroft as a consultant to assess additional hydro-electric sites.

The Company maintains an option to purchase 100% of the facility on or before the expiry of 60 months from September 1, 2000 for an additional $250,000 U.S. provided that the stated monthly payments totalling $510,000 U.S. have been made. In the event the Company chooses not to exercise the right of first refusal Ravenscroft will repurchase the facility by returning 50,000 shares (Note 10(ii)) to the Company.

Both the Company and Ravenscroft have extended the completion of the Agreement and are working in cooperation to arrange suitable financing to complete the agreement. All terms of the agreement have been extended by mutual agreement of the Company and Ravenscroft until the financing has been arranged (Note 15 (a)).

11. COMMITMENTS

The Company is committed to the lease of its Franklin, Tennessee premises until August, 2001 at the rate of $1,150 U.S. per month. The Company is also committed to the lease of its Vancouver premises at $651 ($1,000 Cdn.) per month until August, 2001.

12. CONTINGENT LIABILITY

During 1999, the Company wrote-off $3,147 ($4,676 Cdn.) in old accounts payable or accounts where the time for commencing legal action had expired or where the creditor could no longer be located. The Company is contingently liable for the amounts written-off.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

13. RELATED PARTIES

(a) Amounts due to related parties are without interest or fixed terms of repayment, but are due on demand;

(b) During the year, the Company, pursuant to the terms of various employment, management and service agreements and the Licence Agreement, paid or made provision in the accounts for the payment of the following amounts to its parent Company, its directors and officers and private companies associated by common directors.

	2000	1999	1998
Management fees Licence agreement (Note 5) Consulting fees	$ 11,783 50,000 52,477	$ 20,191 -- --	$ 20,228 -- --
	$114,260	$ 20,191	$ 20,228

(c) During 1999, the Company settled $368,304 Canadian funds ($252,348 U.S.) of indebtedness through a subscription for 6,138,402 shares at a price of $0.06 Cdn. ($0.04 U.S.) per share to directors and officers. These debts had been settled by the related party concerned or had been otherwise assigned to the related party by the creditor for settlement. The shares were subscribed for immediately prior to the year ended December 31, 1999 and were issued to the subscribers during the year.

14. LOSS PER COMMON SHARE

During the year, Generally Accepted Accounting Principles ("GAAP") for the calculation and reporting of earnings per share for Canadian companies were amended for years beginning January, 2001, however, earlier and retroactive adoption of the amendments were encouraged. The changes brought Canadian practice in line with U.S. practice. Accordingly, the Company has adopted amended disclosure requirements. Earnings per share are calculated using the weighted average common shares outstanding during the year or period. The calculation of basic and fully diluted earnings per share is as follows:

	2000	1999	1998
Loss for common shares	$ 274,875	$ 67,271	$ 36,317
Weighted Average Shares Common shares - beginning of year Consolidation (1:10) Stock split (2.1:1)	6,443,709 -- 13,531,763	3,303,064 (2,972,757) 693,643	3,303,064 (2,972,757) 693,643
	19,975,472	1,023,950	1,023,950

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

14. LOSS PER COMMON SHARE - Continued

	2000	1999	1998
Escrow cancellation Subscription cancellation Issued for cash	(34,875) -- 443,165	-- (77,500) --	- -- --
Weighted Average Shares	20,383,762	946,450	1,023,950

Warrants to purchase 1,063,597 shares were outstanding during the year ended December 31, 2000, but were not included in the computation of diluted earnings per share because the warrants exercise price was equal to the average market price of the common shares. The warrants, which expire July 31, 2002, were still outstanding at the year end.

15. SUBSEQUENT EVENTS

Subsequent to the year end, the Company:

(a)Amended the Ravenscroft Agreement (Note 10) as follows:

(i) amended the monthly payments to $7,250 U.S. per month for 60 months commencing February 1, 2001 (Note 10(i));

(ii) amended the purchase of the fourth line equipment to $385,000 U.S. and the issuance of 100,000 shares subject to regulatory approval; and,

(iii) amended the completion date for the $350,000 U.S. loan financing to January 31, 2001 or such later date as agreed by the parties (Note 10 (iv)).

(b) Received subscriptions for the exercise of $261,579 U.S. warrants exerciseable at a price of $1.47 Cdn. per share.

(c) Paid $100,000 U.S. towards the acquisition of the Ravenscroft fourth line (Note 15(a)(ii)).

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

16. COMMENTS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING CONFLICT

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the U.S. create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, a disclosure of those differences and a reconciliation with U.S. accounting practices is appropriate for U.S. readers of the financial statements.

(a) Amortization of Start-Up Costs

In Canada, start-up costs are deferred and charged to earnings over their useful life, not to exceed 40 years. In the U.S. start-up costs are expensed as incurred. The effect of the difference of this policy is as follows:

STATEMENT OF LOSS AND DEFICIT

	2000	1999	1998
Net loss for the year Amortization	$ 275,870 --	$ 62,271 (54)	$ 36,317 (54)
	$ 275,870	$ 62,217	$ 36,263

BALANCE SHEET

Total assets Incorporation costs	$ 563,509 --	$ 810 (54)	$ 521 (108)
Total assets for U.S. GAAP	$ 563,509	$ 756	$ 413

Deficit Unamortized incorporation costs	$2,173,834 --	$1,897,964 54	$1,830,693 108
Deficit for U.S. GAAP	$2,173,834	$1,898,018	$1,830,801

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

16. COMMENTS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING CONFLICT - Continued

(b) STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

Share Capital
	Shares	Amount	Contributed Surplus	Deficit	Total
Balance at December 31, 1997 Net loss for the year	3,303,064 ________	1,663,851 ________	- ________	(1,794,376) (36,317)	(130,525) (36,317)
Balance at December 31, 1998 Subscription retired to debt Consolidation (1:10) Subscription - debt retirement Net loss for the year	3,303,064 (250,000) (2,747,757) 6,138,402 ________	1,663,851 (34,490) 252,348 ________	- ________	(1,830,693) (67,271)	(166,842) (34,490) -- 252,348 (67,271)
Balance at December 31, 1999 Stock split (2.1:1) Escrow cancellation Issued for cash $1.12 Cdn Net loss for the year	6,442,709 13,531,763 (34,875) 1,063,597 ________	1,881,709 (2,706) 757,813 ________	-- 2,706 ________	(1,897,964) (275,870)	(16,255) -- -- 757,813 (275,870)
Balance at December 31, 2000	21,004,194	$2,636,816	$ 2,706	$(2,173,834)	$ 465,688

In the United States, reporting standards for auditors require the expression of an explanatory paragraph in the audit report when the financial statements are affected by significant uncertainties that raise a substantial uncertainty such as those referred to in Notes 2, 5 and 10 in the financial statements relating to the Company's ability to recover costs incurred in connection with the licence agreement and the hydro-electric facility. The opinion in my report to the directors, dated March 28, 2001 is expressed in accordance with Canadian requirements and does not contain an explanatory paragraph since such a paragraph would not be in accordance with Canadian reporting standards when the uncertainties are adequately disclosed in the financial statements.

"RON SHUMKA"
CHARTERED ACCOUNTANT

Vancouver, B.C.
March 28, 2001

B.	Exhibits.
1.1*	Articles of Incorporation
1.2*	Amendments to Articles of Incorporation
1.3*	Share Certificate - Common Stock
10.1*	Assignment of Pisces technology and patent
10.2	Ravenscroft Letter of Intent
10.3	Employment contract with Ronald E. Brown
10.4	Consulting agreement with Andrew Finneran

All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on this Amendment No. 1 to the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of April 2001.

BALATON POWER, INC.
BY: /s/ Rodney Smith Rodney E. Smith, President
BY: A. Roy MacRae A. Roy MacRae, Chief Financial Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Rodney E. Smith, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to the Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Rodney Smith Rodney E. Smith	President and a member of the Board of Directors	April 4, 2001
/s/ Roy MacRae A. Roy MacRae	Secretary/Treasurer, Chief Financial Officer and a member of the Board of Directors	April 4, 2001
/s/ R. Saunders R. Saunders	Member of the Board of Directors	April 4, 2001
/s/ Martina Fischer Martina Kaessner Fischer	Member of the Board of Directors	April 4, 2001